UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PAMPA ENERGIA S.A.
(Name of Issuer)

American Depositary Shares
(Title of Class of Securities)

697660207
(CUSIP Number)

           December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

SCHEDULE 13G

CUSIP No.: 697660207		Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AUTONOMY CAPITAL (JERSEY) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	4,021,926
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	4,021,926
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,021,926
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.59%
12.	Type of Reporting Person IA

SCHEDULE 13G

CUSIP No.: 697660207		Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AUTONOMY CAPITAL RESEARCH LLP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	4,021,926
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	4,021,926
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,021,926
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.59%
12.	Type of Reporting Person IA

SCHEDULE 13G

CUSIP No.: 697660207		Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ROBERT CHARLES GIBBINS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	4,021,926
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	4,021,926
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,021,926
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.59%
12.	Type of Reporting Person IN, HC

SCHEDULE 13G

CUSIP No.: 697660207		Page 5 of 10 Pages

Item 1 (a).	Name of Issuer:

Pampa Energia S.A. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Ortiz de Ocampo 3302, Building #4, C1425DSR, Buenos Aires, Argentina

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Autonomy Capital (Jersey) L.P. (“Autonomy Jersey”);

ii) Autonomy Capital Research LLP (“Autonomy Research”); and

iii) Robert Charles Gibbins (“Mr. Gibbins”)
This Statement relates to the American Depositary Shares of each of Autonomy Master Fund Limited (“Master Fund I”) and Autonomy Master Fund II Limited (“Master Fund II”).  Autonomy Jersey serves as the investment manager to each of Master Fund I and Master Fund II.  Autonomy Research serves as the sub-investment manager to the Master Fund I and Master Fund II.  Mr. Gibbins is the principal of Autonomy Jersey and Autonomy Research and is a director of both Master Fund I and Master Fund II.  In such capacity the Reporting Persons may be deemed to have beneficial ownership over the American Depositary Shares of each of the Master Fund I and Master Fund II.

Item 2(b).	Address of Principal Office or, if none, Residence:

The address of the principal business office of Autonomy Jersey and Mr. Gibbins is Mielles House, La Rue des Mielles, St. Helier, Jersey JE2 3QD.

The address of the principal business office of Autonomy Research is 8-11 Denbigh Mews, London SW1V 2HQ, United Kingdom.

Item 2(c).	Citizenship:

i) Autonomy Jersey is a Jersey limited partnership;

ii) Autonomy Research is a United Kingdom limited liability partnership;

iii) Mr. Gibbins is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

American Depositary Shares

Item 2(e).	CUSIP Number:

697660207

SCHEDULE 13G

CUSIP No.: 697660207		Page 6 of 10 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	[ ]	A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J)
(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2009, each of the Reporting Persons may be deemed to beneficially own 4,021,926 American Depositary Shares.  This amount consists of: A) 830,600 American Depositary Shares of Master Fund I; and B) 3,191,326 American Depositary Shares of Master Fund II.

Item 4(b)	Percent of Class:

The number of American Depositary Shares of which the Reporting Persons may be deemed to be the beneficial owner is equivalent to 6.59% of the outstanding shares of Common Stock.  (Based upon information provided in the Issuer's Form 6-K, filed on November 17, 2009, there were approximately 1,526,194,242 shares of Common Stock outstanding as of September 30, 2009, with twenty-five (25) shares of Common Stock equal to one (1) American Depositary Share.)

Item 4(c)	Number of Shares of which such person has:

Autonomy Jersey, Autonomy Research and Mr. Gibbins:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	4,021,926

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	4,021,926

SCHEDULE 13G

CUSIP No.: 697660207		Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See disclosure in Item 2 hereof.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	AUTONOMY CAPITAL (JERSEY) L.P. By: /s/ Robert C. Gibbins Name: Robert C. Gibbins Title: Director

Date: February 16, 2010	AUTONOMY CAPITAL RESEARCH LLP By: /s/ Robert C. Gibbins Name: Robert C. Gibbins Title: Managing Member

Date: February 16, 2010	ROBERT CHARLES GIBBINS By: /s/ Robert C. Gibbins

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 16, 2010 by and among the Reporting Persons…………………………………………..	10

Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the American Depositary Shares of Pampa Energia S.A., dated as of February 16, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 16, 2010	AUTONOMY CAPITAL (JERSEY) L.P. By: /s/ Robert C. Gibbins Name: Robert C. Gibbins Title: Director

Date: February 16, 2010	AUTONOMY CAPITAL RESEARCH LLP By: /s/ Robert C. Gibbins Name: Robert C. Gibbins Title: Managing Member

Date: February 16, 2010	ROBERT CHARLES GIBBINS By: /s/ Robert C. Gibbins